CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST BY STEPAN COMPANY PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83.

REDACTED PORTIONS ARE MARKED WITH [***] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

SCL001

October 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re: Stepan Company

Annual Report on Form 10-K for the year ended December 31, 2022

Response dated October 4, 2023

File No. 001-04462

Ladies and Gentlemen:

Stepan Company, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated October 13, 2023 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), filed by the Company on February 28, 2023.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its response to Staff comment 1. Specifically, the Company requests that portions of its response to Staff comment 1 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

Below is the Company’s response. For the convenience of the Staff, the italicized numbered comment set forth below corresponds to the comment contained in the Comment Letter.

Response dated October 4, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. Your response to prior comment 1 states that customer “interest has not translated into material product demand shifts or pressure on the Company to alter its own emissions profile or energy sources," but also that some customers are working with the Company

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL002

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 27, 2023

to develop new or modified products and that the Company has developed and continues to develop products that create lower emissions and/or utilize alternative energy sources. Please provide more information regarding your collaboration with such customers, including the extent to which new or modified products are being developed to help meet emissions reduction targets of your primary customers. Additionally clarify whether your development of products that create lower emissions and/or utilize alternative energy sources are related to changes in customer interest. Tell us how you considered disclosing such product development and customer collaboration as indirect consequences of climate-related business trends. Your response should explain how you reach materiality determinations, providing qualitative and/or quantitative information in support thereof.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding indirect consequences of climate-related business trends, including any related changes in demand and reputational risks.

To date, most interactions with customers regarding emissions associated with our products relate to fact-gathering inquiries on product carbon footprints or similar metrics such as global warming potential (“GWP”), as inquiring customers are in the process of determining their overall emissions. Our products are associated with our customers’ Scope 3 emissions. These inquiries began around 2021. A small number, approximately [***], of the Company’s [***] customers made such inquiries during 2022. In addition, beginning in 2022, the Company has participated in emissions-related technical discussions with a small number, approximately [***], of its customers. These interactions typically consist of discussions regarding the development of raw materials with reduced emissions profiles, the potential implications for the products the customers purchase from us, and what timing, scale and pricing might become available in the near- to mid-term.

In the Company’s industry, verification is a key step for the value chain to ensure the validity of sourcing and associated emissions. Accordingly, in 2023, the Company attained ISCC PLUS certification for its plant in Wesseling, Germany and plans to have certifications for its plants in the Netherlands and in Illinois by end of the year. These certifications, which cost approximately [***] per plant, will allow the Company to intake raw materials certified as using renewable energy and manufacture products that will carry claims for sustainability attributes that we can pass forward to our customers.

As of the filing of the Form 10-K, the Company had, and currently has, only [***] customers with advanced interest in commercializing products that will include materials that are certified as having reduced GWP compared to incumbent petroleum-based materials. Of these customers, [***]. [***]. These orders, which are not guaranteed, would constitute a small percentage, [***], of the Company’s annual total sales volume. In addition, these customers have not committed to making additional orders for certified products following these initial requests. [***].

The Company’s development of products that create lower emissions and/or utilize alternative

[***] Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL003

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 27, 2023

energy sources are driven by a combination of the Company’s goal to reduce Scope 1 and Scope 2 greenhouse gas emissions and evolving customer interests. We believe that the limited interest in lower emissions products shown by certain customers to date resulted from those certain customers’ own emissions reduction targets and from evolving consumer and investor expectations. In this regard, we believe that the current overall level of customer interest and engagement is limited because lower-emissions products in the Company’s industry come at a significant cost premium. The Company expects that broader industry adoption of lower-emissions products would require a significant shift in (a) end consumer acceptance of increased prices for lower‑emissions products or (b) the development of lower-emissions products that come closer to cost parity with existing products used or produced within in the Company’s industry.

In evaluating customer interest, product development and customer collaboration to assess what disclosure of climate-related business trends or related indirect consequences should be included in the Company’s filings, the Company considered the very small number of customers that have communicated advanced interest in products that create lower emissions and/or utilize alternative energy sources, the significance of those customers, and the overall and relative sales volume that the Company expects to be impacted by this interest. Even where some of the interests have been expressed by our larger customers, such customers purchase a range of products from the Company and the inquiries and discussions described above relate to a small portion of the products and volume these customers typically purchase from us. Given the modest level of customer interest described above, the Company does not currently believe that customer interest, or the related level of product development and customer collaboration, constitutes a trend that has had or is reasonably likely to have a material impact on the Company’s business. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in future SEC filings. In this regard, we intend to continue to evaluate the need for disclosure regarding the indirect consequences of climate-related business trends, including product development and customer collaboration, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

* * * * * * * *

[***] Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA confidential treatment requested by Stepan Company

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

SCL004

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 27, 2023

If you have any questions regarding the foregoing, please do not hesitate to contact me at 847‑446-7500.

Sincerely,

/s/ David G. Kabbes

David G. Kabbes

Vice President, General Counsel and Secretary